(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form 11-K ☐ Form 20-F	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-29337 Cusip Number 86606J 10 5

Summit Financial Services Group, Inc.

For Period Ended: June 30, 2004

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Summit Financial Services Group, Inc.

Full Name of Registrant:

Summit Brokerage Services, Inc. (predecessor)

Former Name if Applicable:

980 North Federal Highway

Address of Principal Executive Office (Street and Number):

Suite 310, Boca Raton, Florida 33432

City, State and Zip Code:

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to logistical difficulties posed by the Florida hurricane (“Hurricane Charley”) and its aftermath, the Company was unable to deliver to its professional advisors without unreasonable effort or expense the information necessary for their timely review in connection with the second quarter Form 10-QSB. Therefore, the Company’s professional advisors will require additional time to review the Company’s information for the June 30, 2004 quarterly report. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven C. Jacobs (Name)	(561) (Area Code)	338-2800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss for the three months ended June 30, 2004 is anticipated to be approximately $(45,000) versus a net loss of $(276,674) for the three months ended June 30, 2003.

Summit Financial Services Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004	By:	/s/ STEVEN C. JACOBS
	Name:	Steven C. Jacobs
	Title:	Chief Financial Officer

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